Ex99.106

DeFi Technologies Announces Shareholder Call to Discuss Upcoming
Q2 2021 Financial Results
TORONTO, Aug. 3, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) today announces it will conduct a shareholder call on August 16, 2021 at 12:00 p.m. EST to discuss its strong financial performance for the three and six-month period ending June 30, 2021. The Company expects to release numbers related to the first half period of the year on August 13, 2021. In addition, the Company intends to discuss its recent acquisitions and the corporate strategy for rapid and sustainable growth built on its current successes.

Wouter Witvoet, DeFi Technologies Chief Executive Officer stated, "The Company's rapid growth, intentions to uplist to the OTCQX, expansion of investments into DeFi projects, and additional acquisitions are difficult to explain in press releases. We feel duty-bound to keep our shareholders informed of the decisions we are making and fully aware of the business strategy, short-term growth, long-term expectations, financial performance, and additional achievements. We have some of the brightest people in the industry on our team and we feel it's important to communicate our shared vision for the Company."
Additional information concerning the shareholder call will be announced the morning of August 11, 2021. The information will be available on our website and all our social media feeds.
About  DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information visit https://defi.tech/
Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the financial performance of the Company; timing of release of financial statements of the Company; the shareholder call; intention to uplist to the OTCQX; acquisition and investment plans of the Company; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of  forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could",  "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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View original content to download multimedia:  http://www.newswire.ca/en/releases/archive/August2021/03/c7302.html
For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Veronica Welch, VEW Media, ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 07:30e 03-AUG-21